371 Front Street West, Suite 245

Toronto, ON M5V 3S8

U.S. Securities & Exchange Commission                                                May 23, 2012

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549-3561

Attn:       Mr. Michael McTiernan, Assistant Director

Re:        Ultimate Novelty Sports Inc.

              Registration Statement on Form S-1

              Filed February 1, 2012

              File No. 333-179280

Dear Mr. McTiernan

Further to your letter dated February 24, 2012 concerning the deficiencies in our registration statement on Form S-1, we provide the following responses:

General

1.       We have updated our financial statements in accordance with the Rule 8-08 of Regulation S-X.

2.       a) We maintain our books and records in accordance with the U.S. GAAP.

The following five components of internal controls are utilized to ensure that the activities we conduct and the transactions we consummate are recorded in accordance with the U.S. GAAP:

- Control environment. This component refers to the attitude of the company, management and staff regarding internal controls. The commitment of the Board of Directors, as well as, senior management, to the importance, accuracy and transparency of U.S. GAAP reporting and the relevant controls is an important element of the company’s control environment. This commitment is addressed by considering the people, processes and budget made available to address U.S. GAAP reporting.

- Risk assessment. The company’s management had identified its riskiest areas and implemented controls to prevent or detect errors that could result in material misstatements, e.g. risk of unrecorded revenue or expense transactions.

- Control activities. The company’s management implemented policies and procedures that help to ensure that management directives are carried out, e.g. all company payments in the amount of more than $5,000 require approval of both directors.

- Information and communication. The company’s information technology, accounting and communication systems and processes were established to include, among others, internal controls to safeguard assets, maintain accounting records and backup data. For example, the backups of our computerized accounting system are done on a daily basis with the latest backup kept off-site in case of fire or other events which can lead to data damage.

- Monitoring. The company’s management monitors the internal controls on a regular basis and, if necessary, makes changes to procedures and policies to improve quality of the controls.

The company’s internal control over financial reporting (“ICFR”) is designed to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of financial statements in accordance with U.S. GAAP. The company has engaged an accountant with experience in U.S. GAAP to set up our accounting system, review our accounting records, prepare our financial statements and related disclosures to ensure they are in accordance with U.S. GAAP before sending our financial statements and filings to our PCAOB registered auditors for their review or audit.

b) We employ our accountant on a part-time basis. He is not a director, officer or a related party to the Company.  Previously, he had worked as a staff accountant at Amisano Hanson, Chartered Accountants, a CA firm registered with PCAOB prior to its merger in 2008 with BDO Dunwoody LLP (BDO Canada LLP).  BDO Canada LLP is also a PCAOB registered firm. During his employment at Amisano Hanson our accountant had worked on the audit and review engagement of US issuers and prepared draft financial statements for those issuers. He is currently working towards his CMA designation at a senior level of the program.

c) We do not have a separately created audit committee. All directors review and are responsible for our filings. Our C.F.O., Mrs. Elena Mochkina, has basic knowledge of U.S. GAAP and internal control over financial reporting.  She also has knowledge of the IFRS (International Financial Reporting Standards) and RAS (Russian Accounting Standards).

We have included the following risk factor in Amendment #1 to our Registration Statement:

No member of our Board of Directors is considered an audit committee financial expert. If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results. As a result, current and potential shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our stock.

Our Board of Directors is relatively inexperienced with U.S. GAAP and the related internal control procedures required of U.S. public companies. Although our Chief Financial Officer is experienced in accounting requirements and procedures generally accepted in the Russian Federation, management has determined that she requires additional training and assistance in U.S. GAAP matters. Management has determined that our internal audit function is also significantly deficient due to insufficient qualified resources to perform internal audit functions. Finally, we have not established an Audit Committee of our Board of Directors.

We are a development stage company with limited resources. Therefore, we cannot assure investors that we will be able to maintain effective internal controls over financial reporting based on criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. For these reasons, we  are considering the costs and benefits associated with improving and documenting our disclosure controls and procedures and internal controls and procedures, which includes (i) hiring additional personnel with sufficient U.S. GAAP experience and (ii) implementing ongoing training in U.S. GAAP requirements for our CFO and accounting and other finance personnel.  If the results of these efforts are not successful, or if material weaknesses are identified in our internal control over financial reporting, our management will be unable to report favorably as to the effectiveness of our internal control over financial reporting and/or our disclosure controls and procedures, and we could be required to further implement expensive and time-consuming remedial measures and potentially lose investor confidence in the accuracy and completeness of our financial reports which could have an adverse effect on our stock price and potentially subject us to litigation.

Cover Page of Prospectus

3.       The acceptance of the issuance may only occur after the minimum is satisfied. We have updated the required sections of the Prospectus accordingly. We also confirm that the subscribers would be treated in a bankruptcy as unsecured creditors and thus would have a claim against the bankruptcy estate that was pari passu with other unsecured creditors.

Our offering structure is consistent with the Rule 10b-9 because our offering is being made on the condition that all consideration paid for our securities will be promptly refunded to the purchaser.

Risk Factors, Page 8

4.       We have included the required risk factor.

Dilution of the Price per Share, Page 16

5.       We have revised the noted figure.

Directors, Executive Officers and Control Persons, page 29

6.       We have revised our disclosure as required in accordance with the Item 401(e) of Regulation S-K.

Exhibits, Page II-2

7.       We have filed a promissory note as an exhibit 10.1.

8.       We have filed consulting agreements with our C.E.O. and C.F.O. as exhibits 10.2 and 10.3.

9.       We have filed an updated opinion letter.

10.   We have filed the updated opinion letter as required.

Sincerely,

/s/ L. Zabelina

Larissa Zabelina,

President